Exhibit 99.1

Intermap Announces Date for Third Quarter Earnings

Company will announce third quarter 2025 financial results and host a conference call on Thursday November 13, 2025

DENVER, Nov. 10, 2025 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that it plans to release third quarter 2025 financial results after market close on Thursday, November 13, 2025.

Intermap’s CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar on Thursday, November 13, 2025 at 5:00 pm ET to review the results, provide Company updates and answer investor questions following the presentation.

Intermap invites shareholders, analysts, investors, media representatives and other stakeholders to attend the earnings webinar to discuss third quarter 2025 results.

Conference Call Details

DATE	Thursday, November 13, 2025

TIME	5:00 pm ET

WEBCAST	Register

A recording of the webinar and supporting materials will be made available on the investor relations page of the Company’s website.

Intermap Reader Advisory

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQX: ITMSF) is a global leader in geospatial intelligence solutions. The Company’s proprietary 3D NEXTMap® elevation datasets and value-added geospatial collection, processing, analytics, fusion and orthorectification software and solutions are utilized across a range of industries that rely on accurate, high-resolution elevation data. Intermap helps governments build authoritative geospatial datasets and provides solutions for base mapping, transportation, environmental monitoring, topographic mapping, disaster mitigation, smart city integration, public safety and defense. The Company’s commercial applications include aviation and UAV flight planning, flood and wildfire insurance, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation. For more information, please visit www.intermap.com.

For more information, please contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266